FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Consolidated Results of Operations (US GAAP)]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 29, 2004	By:	/s/ HIROSHI TANAKA
Hiroshi Tanaka
Senior Managing Director

3

Consolidated Results of Operations

(US GAAP)

Second quarter, fiscal year ending March 2005

Nomura Holdings, Inc.

October 2004

1.  This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2004 Nomura Holdings, Inc. All rights reserved.

2.  Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.  No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.  The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.  This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.  The consolidated financial information in this document is unaudited.

Outline of the Presentation

Financial Summary

Review of Businesses

Segment Information

Domestic Retail

Global Wholesale

Asset Management

Non-interest Expenses

Appendix

Consolidated Financial Summary (1)

(Millions of yen, per share data in yen)

Quarterly Semi-annual

FY2005.3 FY2004.3 FY2005.3 FY2005.3 FY2004.3

Y-o-Y Q-o-Q Y-o-Y

2Q 2Q 1Q 1H 1H

Net revenue 156,841 214,687 213,928 -27% -27% 370,769 414,774 -11% Non-interest expenses 140,634 126,736 141,462 11% -1% 282,096 255,523 10% Income before income taxes 16,207 87,951 72,466 -82% -78% 88,673 159,251 -44% Net income 3,216 47,638 40,832 -93% -92% 44,048 86,686 -49% Basic net income per share (yen) 1.66 24.58 21.03 -93% -92% 22.69 44.71 -49%

ROE (annualized rate) 0.7% 11.2% 9.0% 4.9% 10.4% (compared to 3/31/04) Total assets 32,566,870 27,238,887 30,013,930 2,813,904 Total shareholders’ equity 1,829,788 1,705,548 1,833,405 44,100

Shareholders’ equity per share 942.5 878.3 944.4

Leverage (x) 17.8 16.0 16.4

Consolidated Financial Summary (2)

(Millions of yen)

Quarterly Semi-annual

FY2005.3 FY2004.3 FY2005.3 FY2005.3 FY2004.3

Y-o-Y Q-o-Q Y-o-Y

2Q 2Q 1Q 1H 1H

Revenue 247,574 293,588 292,596 -16% -15% 540,170 573,378 -6%

Commissions 45,585 55,967 69,533 -19% -34% 115,118 89,719 28% Fees from investment banking 32,339 19,860 15,434 63% 110% 47,773 34,358 39% Asset management and portfolio service fees 19,845 17,022 18,185 17% 9% 38,030 30,757 24% Net gain on trading 23,073 67,097 53,567 -66% -57% 76,640 147,529 -48%

Gain (loss) on private equity investments -2,097 7,267 498 - - -1,599 6,598 -

Interest and dividends 119,848 104,036 99,192 15% 21% 219,040 217,880 1%

Gain on investments in equity securities -11,624 15,601 10,271 - - -1,353 31,769 -

Other 20,605 6,738 25,916 206% -20% 46,521 14,768 215%

Interest expense 90,733 78,901 78,668 15% 15% 169,401 158,604 7%

Net revenue 156,841 214,687 213,928 -27% -27% 370,769 414,774 -11%

Non-interest expenses 140,634 126,736 141,462 11% -1% 282,096 255,523 10% Income before income taxes 16,207 87,951 72,466 -82% -78% 88,673 159,251 -44% Net income 3,216 47,638 40,832 -93% -92% 44,048 86,686 -49%

Review of Businesses

Segment Information (P6)

Domestic Retail (P7-8)

Global Wholesale (P9-11)

Asset Management (P12-13)

Non-interest Expenses (P14)

Segment Information

(Billions of yen)

Quarterly Semi-annual

FY2005.3 FY2005.3 FY2004.3 FY2004.3 FY2004.3 FY2004.3 FY2005.3 FY2004.3

Q-o-Q Y-o-Y

2Q 1Q 4Q 3Q 2Q 1Q 1H 1H

Domestic Retail

Net revenue 64.8 87.0 -26% 79.8 75.4 75.6 75.0 151.7 150.6 1% Non-interest expenses 54.9 53.3 3% 59.8 55.3 56.9 54.2 108.2 111.1 -3% Income before income taxes 9.8 33.7 -71% 20.0 20.1 18.7 20.8 43.5 39.4 10%

Global Wholesale

Net revenue 65.4 87.5 -25% 99.3 57.3 115.0 94.2 152.9 209.1 -27% Non-interest expenses 55.4 54.8 1% 58.2 55.2 57.4 56.4 110.3 113.8 -3% Income before income taxes 10.0 32.7 -69% 41.1 2.1 57.6 37.8 42.7 95.4 -55%

Asset Management

Net revenue 11.0 9.7 14% 9.0 10.6 8.0 8.3 20.7 16.3 27% Non-interest expenses 8.8 8.9 -1% 10.2 8.1 10.5 8.2 17.7 18.7 -5% Income before income taxes 2.2 0.8 180% -1.2 2.6 -2.5 0.1 3.0 -2.4 —

Total income before income taxes of

22.0 67.1 -67% 59.9 24.7 73.7 58.7 89.1 132.4 -33%

3 business segments

NOMURA

Domestic Retail（1） Revenue

2Q Points

Revenue drops 26% primarily as a result of a decrease in retail stock brokerage commissions due to a drop in retail stock trading volume.

- Commissions: **35.3** billion yen (down **37%**)
  - ✓ Retail Stock Brokerage Commissions: 19.9 billion yen (down 46%)
    - ➢ Individual Equity Agency Transaction Value (monthly average) * 10.0 trillion yen (down 28%)
    - ➢ Equity Holding Accounts: 1.446 million (as of 09/30/04, up 52,000 from 06/30/04)
  - ✓ Commissions for Investment Trusts Distribution and Redemption:** 9.2 billion yen (down 37%)
    - ➢ Stock Investment Trusts Commissions: 5.0 billion yen (down 35%)
    - ➢ Foreign Investment Trusts Commissions: 2.6 billion yen (down 42%)
  - ✓ Insurance:
    - ➢ Outstanding Value of Variable Annuity Insurance Policies: 358.6 billion yen (as of 09/30/04)
- Fees from Investment Banking: 8.3 billion yen (up 75%)
  - ✓ Distribution of JGBs for Individual Investors
    - 8th Issue: 328.5 billion yen
    - (Issue Amount: 1,865.2 billion yen, Nomura's share: 18%)
- Sales Credit: 13.3 billion yen (down 28%)
- Investment Trust Administration Fees and Other: 6.5 billion yen (up 3%)

<2Q Highlights>

- New Cashless Branch Office Openings
  - ✓ Hachinohe, Aomori Pref., & Ota, Gunma Pref. (Oct.)
  - ✓ Sasebo, Nagasaki Pref. & Kumagaya, Saitama Pref. (Nov.)
- Established department to handle securities intermediary business administrative services (Oct.)

(Note) All percentage comparisons refer to Q-o-Q comparisons unless otherwise noted * *Data from the 3 major exchanges (Tokyo, Osaka, Nagoya)* ** *Nomura Securities*

Net Revenue


(Billions of yen)
90
80
70
60
50
40
30
20
10
0
67.0
56.7
70.3
55.2
75.0
75.6
75.4
79.8
87.0
64.8

	FY03.3 1Q	FY03.3 2Q	FY03.3 3Q	FY03.3 4Q	FY04.3 1Q	FY04.3 2Q	FY04.3 3Q	FY04.3 4Q	FY05.3 1Q	FY05.3 2Q
Net interest revenue	0.6	0.8	0.7	0.2	1.2	1.2	1.4	1.1	1.6	1.4
Sales credit	20.5	17.8	32.2	25.2	40.4	21.7	18.0	17.7	18.6	13.3
Investment trust administration fees and other	12.3	7.7	6.9	5.2	4.8	5.4	5.6	6.0	6.3	6.5
Fees from investment banking	1.8	4.8	3.7	4.8	2.9	6.7	8.7	7.7	4.7	8.3
Commissions	31.9	25.7	26.8	19.8	25.7	40.5	41.8	47.2	55.8	35.3
(Retail stock brokerage commissions)	16.8	10.2	13.5	7.7	12.1	26.2	25.6	28.2	36.5	19.9
Income before income taxes	13.9	1.4	19.1	1.2	20.8	18.7	20.1	20.0	33.7	9.8

Domestic Retail (2)

Client Assets

2Q Points

Further promoted “special accounts for stocks,” which led to average monthly net asset inflow in excess of 300 billion yen,

*Domestic Retail client assets, excluding financial institutions

** Includes CBs, warrants

***Includes variable annuity insurance

Net asset inflow: Gap between inflow and outflow of assets

Global Wholesale (1)

Global Markets

2Q Points

Revenue drops 37% mostly as a result of lower market volatility and a decline in client order flow.

Decrease in Equity Transaction Value

Equity Agency Transaction Value* (monthly average): 45.7 trillion yen (down 22% Q-o-Q)

Off-floor, off-exchange trading volume: 11.7 trillion yen (down 22% Q-o-Q)

Consolidated Net Gain on Trading & Net Interest Revenue

Foreign Currency Bond Offerings to Retail Investors

Rentenbank: A$1 billion

Toyota Motor Credit: US$ 400 million

Large Foreign Bond Underwritings

EIB: US$ 3 billion (joint lead)

KfW: Euro 5 billion (joint lead)

Asset Finance

Large-scale securitization financing backed by special event facilities (first in Japan)

Registered 28 branches nationwide as non-banking money lenders in order to grow loan intermediary business with regional financial institutions

*Total transaction value of listed domestic shares by trading participants with over 3 billion yen in capital (Source: Tokyo Stock Exchange)

**Data through FY04.3 4Q represent Fixed Income and Equity totals.

Global Wholesale (2)

Investment Banking

2Q Points

An increase in equity finance and M&A deals contribute to 77 % revenue growth.

Equity and Equity-related Underwriting* (IPO, PO, CB)

Value Total : US$ 18.53 billion (up 46% Q-o-Q) Nomura : US$ 5.95 billion (up 135% Q-o-Q)

Major Deals

J-POWER Global IPO: 374.8 billion yen AEON Global Offering: 96.6 billion yen T&D Holdings Offering: 86.9 billion yen Nippon Building Fund—JREIT: 60.8 billion yen

*Source: Thomson Financial (July – September 2004)

Tailor-made Financing Schemes

MPO (Multiple Private Offering)

10 deals in 2Q: 141.9 billion yen (1Q: 5 deals, 18.3 billion yen) Key Deal: Isuzu (100 billion yen) (January – September 2004 total: 19 deals, 196.7 billion yen)

HPO (Hybrid Private Offering) Hitachi: 100 billion yen

M&A Advisory Business

Chugai Pharmaceutical — Sale of non-prescription products business to Lion Corporation

Ricoh — Acquisition of Hitachi Printing Solutions from Hitachi

Global Wholesale (3)

Merchant Banking

2Q Points

Despite a successful domestic exit transaction, Terra Firma funding costs and other items result in 2.3 billion yen loss.

New Deals

Millennium Retailing

Acquisition of new shares by third party allotment (20 billion yen)

Huis Ten Bosch

Acquisition of new shares (8 billion yen)

Exit Transactions

CCI

*Shares repurchased by CCI

Asset Management (1)

Revenue

2Q Points

An increase in assets under management by NCRAM leads to 14% increase in revenue.

“Fund of Funds” Growth

Fund of Funds Assets under Management

277.6 billion yen as of 9/30/04 (up 53% from 6/30/04)

New Funds

3 new Fund Masters funds: Total initial sales: 47.8 billion yen (Global Bond, Global Equity, Japan Equity) Nomura Multi-Strategy Fund 04-08: Initial Sales of 19.5 billion yen

Increased Assets of Funds for Bank Customers

31.6 billion yen as of 9/30/04 (up from 22.1 billion yen at 6/30/04)

(Funds for Bank Channel)

Global High Income Stock Fund, US-Euro Bond Income Open, Nomura Japan-US REIT Fund, Hybrid Income Open, US Real Estate High Income Open

NCRAM Assets Under Management

US$ 8.9 billion as of 9/30/04 (up 11% from 6/30/04)

Asset Management (2)

Assets Under Management

2Q Points

Although the stock market decline and other factors resulted in an overall decline in assets under management, investment advisory assets, particularly from overseas investors, continued to increase.

NOMURA

Non-Interest Expenses (1)

2Q Points

Non-interest expenses mostly unchanged from previous quarter. Fixed-type compensation and benefits remain basically flat, while variable-type compensation and benefits decline 8%.

- Compensation and Benefits: 64.2 billion yen (down 3%Q-o-Q)
- Information Processing and Communications: 20.1 billion yen (up 4% Q-o-Q)
- Business Development Expenses: 7.8 billion yen (up 43% Q-o-Q)
- Other Expenses: 29.0 billion yen (down 7% Q-o-Q)

Fixed Cost Coverage Ratio: FY05.3 2Q: 33%

(Asset management-related fees 21.2 billion yen, Fixed-type expenses 64.5 billion yen)

Asset management-related fees:
Asset management fees, custodial services fees, fees from coupon payments
Fixed-type expenses:
Fixed salaries, guaranteed bonuses, depreciation, real estate-related expenses and others


(Billions of yen)
Compensation and Benefits
Fixed-type
Variable-type
34.2
36.6
35.3
36.4
35.9
35.9
34.3
36.4
37.7
32.5
36.0
25.7
29.3
28.8
25.6
28.0
24.4
Excludes compensation and benefits of PFG, NPF investee companies
Figures for FY02.3 and FY04.3 2Q exclude special Employee Pension Fund withdrawal payments of 18.9b and 2.8b, respectively
FY01.3 (1/4)
FY02.3 (1/4)
FY03.3 (1/4)
FY04.3 1Q
FY04.3 2Q
FY04.3 3Q
FY04.3 4Q
FY05.3 1Q
FY05.3 2Q


(Billions of yen)
124.3
118.5
113.2
162.9
128.8
126.7
120.3
144.6
141.5
140.6

	FY03.3 1Q	FY03.3 2Q	FY03.3 3Q	FY03.3 4Q	FY04.3 1Q	FY04.3 2Q	FY04.3 3Q	FY04.3 4Q	FY05.3 1Q	FY05.3 2Q
Other	17.6	13.7	12.4	51.3	20.8	16.0	17.4	30.4	31.1	29.0
Business development expenses	5.9	7.8	4.8	5.9	5.0	5.4	5.5	7.2	5.4	7.8
Occupancy and related depreciation	14.6	14.5	14.1	13.9	13.3	13.5	12.9	14.5	13.3	13.0
Information processing and communications	18.2	19.2	18.8	21.2	18.9	19.5	19.2	22.5	19.3	20.1
Commissions and floor brokerage	4.5	5.6	3.6	7.3	4.9	4.6	3.5	6.2	6.4	6.5
Compensation and benefits	63.6	57.7	59.5	63.4	65.9	67.7	61.8	63.9	65.9	64.2

Appendix

• Revenue and Income by Business Segment (P16)

• Global Wholesale (Revenue and Income by Business Line) (P17-18)

• Domestic Retail Related Data (P19)

• Major Differences (Segment / Income Statement) (P20)

• Revenue (P21—24)

• Client Assets (P25)

• Number of Accounts (P26)

• Secondary Market Share Data (P27)

• Primary Market Share Data (Value Base) (P28)

• Lead Manager League Table (P29)

• Assets Under Management (NAM / NCRAM) (P30)

• VaR (P31)

• Number of Employees (P32)

NOMURA

Revenue and Income by Business Segment (Quarterly Base)

Domestic Retail

Unit: millions of yen

	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q	2Q
Non-interest revenue	66,436	56,136	69,366	54,999	74,573	75,214	74,893	79,355	86,210	64,191
Net-interest revenue	599	605	915	194	397	378	460	487	759	571
Net revenue	67,035	56,742	70,280	55,193	74,970	75,592	75,353	79,842	86,969	64,762
Non-interest expenses	53,137	55,294	51,180	53,951	54,201	56,916	55,273	59,823	53,294	54,920
Income before income taxes	13,899	1,449	19,100	1,241	20,769	18,676	20,080	20,019	33,675	9,842

Global Wholesale

Unit: millions of yen

	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q	2Q
Non-interest revenue	73,321	24,324	40,124	58,906	68,977	94,852	51,351	75,665	74,936	33,674
Net-interest revenue	16,541	30,970	30,571	23,712	25,177	20,102	5,987	23,625	12,566	31,739
Net revenue	89,861	55,294	70,695	82,619	94,154	114,954	57,338	99,290	87,502	65,413
Non-interest expenses	53,387	46,320	48,946	58,784	56,356	57,400	55,247	58,224	54,847	55,415
Income before income taxes	36,474	8,974	21,749	23,835	37,798	57,554	2,091	41,066	32,655	9,998

Asset Management

Unit: millions of yen

	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q	2Q
Non-interest revenue	9,850	10,288	7,290	7,400	7,598	7,633	10,459	8,610	9,046	10,482
Net-interest revenue	-55	23	1,762	502	682	389	154	432	627	152
Net revenue	9,795	10,311	9,052	7,902	8,280	8,022	10,613	9,042	9,673	10,994
Non-interest expenses	8,682	8,995	8,021	8,167	8,192	10,517	8,058	10,237	8,894	8,810
Income before income taxes	1,113	1,316	1,031	-265	88	-2,495	2,555	-1,195	779	2,184

17

Global Wholesale

(Revenue and Income by Business Line, Quarterly Base) (1)

Global Markets* Unit: millions of yen FY05.3

1Q 2Q

Net revenue 71,799 44,886

Fixed Income related 38,535 15,978 Equity related 29,658 22,138 Non-interest expenses 41,175 41,513 Income before income taxes 30,624 3,373

Fixed Income Unit: millions of yen

FY03.3 FY04.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

Net revenue 43,887 32,476 41,550 36,052 62,261 48,118 26,319 37,296 Non-interest expenses 18,944 16,334 17,605 23,877 25,093 22,274 20,725 23,718 Income before income taxes 24,943 16,142 23,946 12,176 37,168 25,844 5,594 13,578

Equity Unit: millions of yen

FY03.3 FY04.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

Net revenue 30,416 12,353 17,872 21,384 20,381 38,950 15,328 35,494 Non-interest expenses 18,340 14,329 16,026 16,980 16,470 19,202 18,312 17,510 Income before income taxes 12,076 -1,977 1,846 4,404 3,911 19,748 -2,984 17,984

* In April 2004, Fixed Income, Equity and certain functions in Investment Banking were consolidated to create Global Markets. Fixed Income related and Equity related, which make up Net revenue, differ in composition to Fixed Income and Equity definitions used in the past.

18

Global Wholesale

(Revenue and Income by Business Line, Quarterly Base) (2)

Investment Banking Unit: millions of yen

FY03.3 FY04.3 FY05.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

Net revenue 16,830 16,453 14,801 21,041 12,908 20,568 18,013 19,380 12,945 22,874 Non-interest expenses 13,850 13,636 13,081 15,807 12,086 13,458 13,448 14,711 10,668 11,472 Income before income taxes 2,980 2,817 1,720 5,234 822 7,110 4,565 4,669 2,277 11,402

Merchant Banking Unit: millions of yen

FY03.3 FY04.3 FY05.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

Net revenue -1,272 -5,989 -3,528 4,142 -1,396 7,318 -2,322 7,120 2,758 -2,347

Non-interest expenses 2,253 2,019 2,233 2,122 2,707 2,466 2,762 2,285 3,004 2,430 Income before income taxes -3,525 -8,009 -5,762 2,021 -4,103 4,852 -5,084 4,835 -246 -4,777

In April 2004, Fixed Income, Equity and certain functions in Investment Banking were consolidated to create Global Markets. Figures for Investment Banking before FY2004 correspond to the figures for Investment Banking prior to the organizational change.

19

Domestic Retail Related Data

FY03.3 FY04.3 FY05.3

Domestic Retail

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

Retail Foreign Currency Bond Sales (Billions of yen) 501.5 429.9 756.0 597.3 976.8 405.1 316.3 291.8 228.7 243.0

Commissions for investment trusts distribution and redemption (Billions of yen)* 12.8 6.7 7.7 7.7 9.6 10.1 12.3 15.0 14.5 9.2 Bond investment trusts commission 5.5 4.2 4.0 3.2 2.2 2.6 3.4 2.9 2.3 1.6 Stock investment trusts commission 6.0 1.8 1.3 2.6 2.6 4.9 6.6 7.4 7.6 5.0 Foreign investment trusts commission** 1.3 0.8 2.5 1.9 4.8 2.5 2.3 4.7 4.6 2.6

Domestic distribution volume of investment trusts

(Trillions of yen) 3.3 2.5 3.5 2.6 3.2 3.5 3.4 3.7 3.9 3.2 Bond investment trusts 2.4 1.8 2.7 1.7 2.0 2.6 2.6 2.8 3.0 2.3 Stock investment trusts 0.5 0.3 0.2 0.3 0.3 0.4 0.4 0.5 0.5 0.5 Foreign investment trusts 0.5 0.4 0.6 0.5 0.8 0.5 0.3 0.4 0.4 0.3 Other (Billions of yen) 2002.6 2002.9 2002.12 2003.3 2003.6 2003.9 2003.12 2004.3 2004.6 2004.9 Outstanding value of bond investment trusts* 5,330 4,785 4,282 3,883 3,612 3,302 2,910 2,558 2,293 2,106 Outstanding value of variable annuity 28.1 105.3 149.3 166.6 182.8 216.8 242.2 261.6 304.6 358.6

* Nomura Securities

** Commission during the initial and subsequent offering periods

20

Major Differences (Segment Data / Income Statement)

(billions of yen) 1Q 2Q 1H

Total Incom e before Incom e Taxes for 3 Business Segm ents 67.1 22.0 89.1

Loss/gain on undesignated hedging instrum ents included in Net G ain on Trading -13.0 5.3 -7.7 Loss/gain on investm ent securities 0.4 5.1 5.6 Equity in losses/earnings 2.5 0.4 2.9 Corporate Item s -0.7 -1.1 -1.9

O ther 3.1 -2.1 1.0

Unrealized loss/gain on investm ents in equity securities held for relationship purposes 9.8 -15.4 -5.6

Effect of consolidation/deconsolidation of private equity investee com panies 3.1 1.9 5.1

Difference betw een Segm ents Total and Incom e Statem ent 5.4 -5.8 -0.5

Incom e before Incom e Taxes 72.5 16.2 88.7

21

Revenue (1) (Commissions)

FY03.3 FY03.3 FY03.3 FY03.3 FY04.3 FY04.3 FY04.3 FY04.3 FY05.3 FY05.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

Total 46.1 34.7 34.3 26.6 33.8 56.0 57.6 62.9 69.5 45.6 Other 5.7 9.8 5.3 5.2 4.5 5.6 6.5 6.6 5.1 6.4 Commissions for distribution of investment 11.8 6.2 6.4 6.1 7.2 8.2 11.0 11.1 12.1 7.3 trusts Other commissions 1.9 1.5 2.1 2.1 3.1 2.6 1.5 5.0 3.1 2.9 Stock brokerage commissions (others) 9.9 7.0 7.0 5.5 6.8 13.4 13.1 12.1 12.6 9.1 Stock brokerage commissions (Domestic 16.8 10.2 13.5 7.7 12.1 26.2 25.6 28.2 36.5 19.9 Retail)

22

Revenue (2)

(Fees from Investment Banking)

FY03.3 FY03.3 FY03.3 FY03.3 FY04.3 FY04.3 FY04.3 FY04.3 FY05.3 FY05.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

Total 15.6 18.3 16.9 31.0 14.5 19.9 24.4 28.2 15.4 32.3 Other 0.3 1.0 0.6 1.4 0.2 -0.1 0.1 0.0 0.0 0.0 Financial advisory fees 2.6 4.6 3.6 6.1 2.6 3.8 4.0 5.4 4.8 5.9 Bond underwriting commissions 9.0 7.1 8.4 12.6 8.8 6.1 6.1 5.3 4.9 4.4 Equity underwriting commissions 3.7 5.6 4.4 11.0 2.9 10.0 14.3 17.5 5.7 22.0

23

Revenue (3)

(Asset Management and Portfolio Service Fees)

FY03.3 FY03.3 FY03.3 FY03.3 FY04.3 FY04.3 FY04.3 FY04.3 FY05.3 FY05.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

Total 24.2 21.9 17.5 15.7 13.7 17.0 16.8 18.6 18.2 19.8 Custodial fees 2.4 2.3 2.3 2.2 2.4 2.6 2.5 2.5 2.7 2.7 Administration fees 2.0 3.1 2.0 3.0 1.9 3.6 2.5 4.1 2.9 4.7 Asset management fees 19.9 16.5 13.3 10.5 9.4 10.8 11.8 12.1 12.5 12.4

24

Revenue (4)

(Net Gain on Trading / Net Interest Revenue)

FY03.3 FY03.3 FY03.3 FY03.3 FY04.3 FY04.3 FY04.3 FY04.3 FY05.3 FY05.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

Total 56.8 66.6 81.5 80.3 113.9 99.5 42.8 86.4 74.6 50.1 Net interest revenue 16.8 43.3 35.2 32.0 34.1 25.1 11.1 30.0 20.5 29.1 Equity 18.5 -3.4 -0.3 21.2 20.1 32.8 6.2 16.2 30.0 -1.7 Gain on private equity 2.3 -7.4 -1.0 -5.4 -0.6 8.3 -1.5 8.4 3.4 -1.8 investment/merchant banking trading Bonds and other 19.2 34.1 47.7 32.5 60.3 33.2 27.0 31.8 20.7 24.4

25

Client Assets

(Trillions of yen)

Nomura Securities

Jun. 02 Sep. 02 Dec. 02 Mar. 03 Jun. 03 Sep. 03 Dec. 03 Mar. 04 Jun. 04 Sep. 04 Equities 24.9 23.6 22.3 21.6 24.8 28.7 30.3 35.9 37.2 34.9 Bonds 14.9 15.4 15.4 16.8 17.9 18.4 17.5 17.3 17.3 18.3 Stock investment trusts 2.7 2.5 2.4 2.4 2.6 2.8 3.1 3.3 3.5 3.4 Bond investment trusts 8.2 7.4 6.9 6.5 6.3 6.2 5.8 5.6 5.3 4.9 Overseas mutual funds 1.0 1.0 1.1 1.2 1.3 1.4 1.5 1.6 1.7 1.9 Other 0.1 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 Total 51.8 50.0 48.2 48.5 52.9 57.6 58.2 63.8 65.0 63.5

Client Assets (Domestic Retail, excluding financials)

Jun. 02 Sep. 02 Dec. 02 Mar.03 Jun. 03 Sep. 03 Dec. 03 Mar. 04 Jun.04 Sep.04 Equities 11.4 10.6 9.9 9.5 11.1 12.8 13.7 16.0 16.9 15.9 Foreign Bonds 2.6 2.8 3.2 3.4 3.9 3.7 3.8 3.7 3.6 3.8 Domestic Bonds 4.7 4.9 5.0 5.0 5.1 5.3 5.7 6.1 6.5 7.0 Stock investment trusts 2.4 2.2 2.1 2.0 2.2 2.4 2.5 2.7 2.7 2.6 Bond investment trusts 7.9 6.7 6.3 5.9 5.7 5.6 5.2 5.0 4.7 4.4 Overseas Mutual Funds 0.8 0.9 0.9 1.0 1.1 1.2 1.3 1.4 1.5 1.7 Other 0.1 0.2 0.2 0.2 0.2 0.3 0.3 0.3 0.4 0.4 Total 29.3 28.2 27.6 27.1 29.3 31.3 32.5 35.2 36.2 35.6

* As of the end of September 2004, client assets (Domestic Retail, including financials) totaled 41.3 trillion yen

26

Number of Accounts

Nomura Home Trade (online trading accounts) (Thousands of accounts)

Jun.02 Sep.02 Dec.02 Mar.03 Jun.03 Sep.03 Dec.03 Mar.04 Jun.04 Sep.04 1,005 1,079 1,114 1,141 1,168 1,215 1,290 1,367 1,452 1,533

IT Share

FY03.3 FY04.3 FY05.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

No. of orders 39% 38% 33% 42% 45% 46% 46% 49% 49% 51% Transaction value 17% 14% 9% 17% 21% 21% 21% 23% 23% 25%

Nomura Cash Management Service (Thousands of accounts)

Jun.02 Sep.02 Dec.02 Mar.03 Jun.03 Sep.03 Dec.03 Mar.04 Jun.04 Sep.04 2,965 3,029 3,079 3,112 3,145 3,195 3,285 3,347 3,413 3,479

Equity Holding Accounts (Thousands of accounts)

Jun.02 Sep.02 Dec.02 Mar.03 Jun.03 Sep.03 Dec.03 Mar.04 Jun.04 Sep. 04 1,246 1,274 1,285 1,302 1,308 1,323 1,349 1,369 1,394 1,446

New Accounts (individual, monthly average) (Thousands of accounts)

FY03.3 FY04.3 FY05.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

20 22 20 16 16 21 24 26 27 28

27

Secondary Market Share Data

(Market unit : Trillions of yen)

Individual Equity Agency Transactions Share (monthly average)

FY03.3 FY04.3 FY05.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

M arket 5.2 3.9 5.2 3.1 5.0 9.1 9.8 11.4 13.9 10.0 Nom ura’s share 20% 16% 17% 8% 8% 10% 9% 10% 10% 7%

O ff-floor/O ff-exchange Equity Trading Share

FY03.3 FY04.3 FY05.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

O ff-floor m arket 4.1 4.1 2.7 3.2 3.5 4.9 4.3 6.6 5.7 4.2 O ff-exchange 9.6 8.7 8.7 6.3 8.1 9.1 6.8 7.9 9.3 7.5 Nom ura’s share 24% 18% 21% 15% 15% 16% 17% 15% 18% 16%

JG B Auction Share

FY03.3 FY04.3 FY05.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

M arket 16.8 18.2 15.7 17.3 18.4 18.7 18.1 19.2 19.4 20.3 Nom ura’s share 20% 18% 10% 12% 14% 17% 12% 19% 16% 15%

Secondary Bond Trading

FY03.3 FY04.3 FY05.3

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

M arket 296 299 261 273 321 326 281 308 368 350 Nom ura’s share 13% 16% 13% 14% 18% 16% 16% 15% 14% 17%

28

Primary Market Share Data (Value Base)

Straight Bonds, Lead Manager (excl. self-funding)

FY03.3 FY04.3 FY05.3

02.4-6 02.4-9 02.4-12 02.4-03.3 03.4-6 03.4-9 03.4-12 03.4-04.3 04.4-6 04.4-9 Nomura’s share 24% 25% 26% 26% 22% 22% 20% 19% 17% 18%

Global and Euro Yen Bonds

FY03.3 FY04.3 FY05.3

02.4-6 02.4-9 02.4-12 02.4-03.3 03.4-6 03.4-9 03.4-12 03.4-04.3 04.4-6 04.4-9 Nomura’s share 35% 24% 20% 21% 37% 40% 35% 31% 24% 23%

Convertible Bonds

FY03.3 FY04.3 FY05.3

02.4-6 02.4-9 02.4-12 02.4-03.3 03.4-6 03.4-9 03.4-12 03.4-04.3 04.4-6 04.4-9 Nomura’s share 1% 10% 15% 13% 9% 14% 26% 28% 21% 20%

Japanese IPO

FY03.3 FY04.3 FY05.3

02.4-6 02.4-9 02.4-12 02.4-03.3 03.4-6 03.4-9 03.4-12 03.4-04.3 04.4-6 04.4-9 Nomura’s share 9% 8% 9% 11% 5% 10% 26% 27% 45% 42%

Japanese PO

FY03.3 FY04.3 FY05.3

02.4-6 02.4-9 02.4-12 02.4-03.3 03.4-6 03.4-9 03.4-12 03.4-04.3 04.4-6 04.4-9 Nomura’s share 40% 41% 44% 50% 37% 58% 39% 33% 17% 26%

Source: Thomson Financial

NOMURA

League Tables (for 9-month period ended September 30, 2004)

Global Equity & Equity-related (Japan)

Rank	Book Runner	1/1/2004 - 9/30/2004 Proceeds (US$ mil)	Mkt. Share	Number of Issues
1	Nomura	13,331.5	27.1%	120
2	Daiwa Securities SMBC	9,455.7	19.2%	92
3	Nikko Citigroup Ltd	7,067.3	14.3%	56
4	UBS	4,532.5	9.2%	7
5	Morgan Stanley	2,773.1	5.6%	6
6	Merrill Lynch & Co Inc	2,419.8	4.9%	6
7	Mizuho Financial Group	2,348.1	4.8%	34
8	Mitsubishi Tokyo Financial Group	2,061.1	4.2%	28
9	JP Morgan	1,160.3	2.4%	1
10	Deutsche Bank AG	978.9	2.0%	8

Global and Euro Yen Bonds

Rank	Book Runner	1/1/2004 - 9/30/2004 Proceeds Amount + Overallotment Sold (US$ mil)	Mkt. Share	Number of Issues
1	Nomura	367,278.0	21.7%	17
2	Citigroup	212,836.9	12.6%	18
3	Merrill Lynch & Co Inc	208,664.7	12.3%	5
4	Daiwa Securities SMBC	198,632.4	11.7%	16
5	Deutsche Bank AG	187,222.4	11.0%	15
6	Barclays Capital	125,620.0	7.4%	9
7	Morgan Stanley	80,916.3	4.8%	6
8	UBS	68,292.4	4.0%	3
9	Lehman Brothers	57,892.5	3.4%	2
10	Mizuho Financial Group	52,100.0	3.1%	2

Any Japanese Involvement Financial Advisors

Rank	Advisor	1/1/2004 - 9/30/2004 Rank Value ($US mil)	Mkt. Share	Number of Deals
1	Daiwa Securities SMBC	40,551.6	40.7%	54
2	Goldman Sachs & Co	37,740.2	37.9%	16
3	Merrill Lynch & Co Inc	37,183.0	37.3%	26
4	JP Morgan	33,032.2	33.1%	8
5	Nomura	17,201.9	17.3%	93
6	Morgan Stanley	9,902.6	9.9%	10
7	Lehman Brothers	9,725.0	9.8%	7
8	Mizuho Financial Group	7,359.1	7.4%	79
9	Citigroup	7,095.8	7.1%	19
10	UBS	6,861.6	6.9%	9

Straight Bonds Book Runner (excluding self-funding)

Rank	Book Runner	1/1/2004 - 9/30/2004 Proceeds Amount + Overallotment Sold (Mil. yen)	Mkt. Share	Number of Issues
1	Daiwa Securities SMBC	1,436,252.0	23.8%	74
2	Nomura	1,269,371.6	21.0%	75
3	Mizuho Securities	959,313.6	15.9%	59
4	Nikko Citigroup Ltd	731,047.2	12.1%	49
5	Mitsubishi Securities	643,247.1	10.7%	33
6	UFJ Tsubasa	283,300.2	4.7%	19
7	Goldman Sachs & Co	214,943.0	3.6%	13
8	Morgan Stanley	153,944.1	2.6%	13
9	Merrill Lynch & Co Inc	124,988.5	2.1%	8
10	Shinko Securities	75,000.0	1.2%	6

*Based on deals announced, league table on rank value

Source: Thomson Financial

30

Assets Under Management (NAM / NCRAM)

NAM (Trillions of yen)

Jun. 02 Sep. 02 Dec. 02 Mar. 03 Jun. 03 Sep. 03 Dec. 03 Mar. 04 Jun. 04 Sep. 04 Stock investment trusts 3.6 3.3 3.3 3.2 3.5 4.3 4.3 4.5 4.6 4.1 Bond investment trusts 9.2 8.3 7.8 7.3 7.0 7.0 6.6 6.3 6.0 5.7 Non-public investment trusts 0.2 0.2 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.6 Investment advisory (domestic) 3.3 3.1 3.0 2.9 2.9 2.9 2.9 3.0 3.1 3.0 Investment advisory (overseas) 0.8 0.8 0.7 0.7 0.8 0.9 1.1 1.4 1.5 1.6 Total 17.1 15.6 15.1 14.2 14.5 15.4 15.2 15.7 15.7 15.1

NCRAM (US$ Billions)

Jun. 02 Sep. 02 Dec. 02 Mar. 03 Jun. 03 Sep. 03 Dec. 03 Mar. 04 Jun. 04 Sep. 04 Total 3.7 3.8 4.4 4.7 5.3 5.8 6.5 7.7 8.0 8.9

31

Value at Risk (Consolidated)

Definition

99% confidence level

1-day time horizon for out trading portfolio

Inter-product price fluctuations considered

From Apr. 1, 2003 to Sept. 30, 2004

Maximum: 10.7 billion yen

Minimum: 2.8 billion yen

Average: 4.35 billion yen

(Billions of yen)

End of quarter Jun.02 Sep.02 Dec.02 Mar.03 Jun.03 Sep.03 Dec.03 Mar.04 Jun.04 Sep.04

Equity 1.8 1.3 1.3 1.5 2.1 2.3 2.9 3.3 3.0 5.6 Interest Rate 1.7 1.8 1.9 2.3 2.5 2.4 2.5 2.0 2.8 2.6 Foreign Exchange 0.4 0.4 0.3 0.2 0.3 0.3 0.3 0.5 0.4 0.3

Sub-total 3.8 3.5 3.5 4.0 4.9 4.9 5.7 5.8 6.3 8.5 Diversification Benefit (1.2) (1.2) (1.1) (0.9) (1.5) (1.3) (1.8) (1.9) (2.2) (2.3) VaR 2.6 2.3 2.4 3.1 3.4 3.6 3.8 3.9 4.0 6.1

32

Number of Employees

Mar. 01 Sep. 01 Mar. 02 Sep. 02 Mar. 03 Jun. 03 Sep. 03 Dec. 03 Mar. 04 Jun. 04 Sep. 04 Asia/Oceania 486 476 468 462 616 622 646 652 655 668 684 Americas 835 893 827 753 797 821 843 852 866 914 935 Europe 1,370 1,449 1,381 1,352 1,389 1,439 1,372 1,439 1,403 1,407 1,458 Japan (FA, SA) 2,195 2,192 2,177 2,072 1,986 1,960 1,901 1,909 1,915 1,985 1,922 Japan (excluding FA, SA)* 9,507 9,846 9,697 9,969 9,258 9,561 9,435 9,316 9,148 9,430 9,424

Total 14,393 14,856 14,550 14,608 14,046 14,403 14,197 14,168 13,987 14,404 14,423

*Excluding NPF’s consolidated subsidiaries

Nomura Holdings, Inc.

www.nomura.com